UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. __)


                             AMERICAN TELSTAR, INC.
                                (Name of Issuer)


                    Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)


                                   030190 30 0
                                 (CUSIP Number)


                                   Lisa Guise
                           c/o American Telstar, Inc.
                                36 McLean Street
                               Red Bank, NJ 07701
                                  201-970-4987
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 15, 2010
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 030190 30 0                                          Page 2 of 6 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lisa Guise
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    U. S. citizen
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     3,507,750
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,507,750
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    95.73%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 030190 30 0                                          Page 3 of 6 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, Par Value $0.0001 (the "Stock"), of American Telstar, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 36 McLean Street, Red Bank, NJ 07701.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  The  name  of the  reporting  person  is Lisa  Guise  (the  "Reporting
Person").

     (b) The address of the Reporting Person is 36 McLean Street, Red Bank, NJ 07701.

     (c) The Reporting Person's present principal occupation is independent business consulting, and she also is the sole officer and director of the Issuer.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     During the period May 26, 2010 through October 31, 2010, the Reporting Person, the sole officer and director of the Issuer, loaned an aggregate of $30,140 to the Issuer to fund operating expenses. On November 15, 2010, the Issuer and the Reporting Person entered into a Note Conversion Agreement, whereunder the Issuer's debt to the Reporting Person was converted to equity by issuance of 3,014,000 shares of the Issuer's common stock, in full satisfaction of the debt owed by the Issuer to the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Stock by conversion of debt pursuant to the Note Conversion Agreement described in Item 3 of this Schedule 13D which is incorporated herein by reference.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 030190 30 0                                          Page 4 of 6 Pages
---------------------                                          -----------------

     Other than the proposed corporate actions described in the Issuer's Preliminary Proxy Statement filed with the SEC on December 3, 2010, the Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person is the beneficial owner of 3,507,750 shares of Common Stock of the Issuer, representing approximately 95.73% of the issued and outstanding shares of the Issuer's Common Stock (based upon 3,664,225 shares of Common Stock outstanding as of December 1, 2010 as reported by the Issuer in its Preliminary Proxy Statement filed with the SEC on December 3, 2010).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 030190 30 0                                          Page 5 of 6 Pages
---------------------                                          -----------------

     (b) The powers that the Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page of this Schedule which is hereby incorporated herein by reference.

     (c) During the past sixty days, the Reporting Person has not effected a transaction in the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 030190 30 0                                          Page 6 of 6 Pages
---------------------                                          -----------------

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DATED: December 7, 2010


                                          /s/ Lisa Guise
                                          -----------------------------------
                                          Lisa Guise